EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$11,485,722.60(1)	$92.70	$1,064.73(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$11,485,722.60
Total Fees Due for Filing			$1,064.73
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$1,064.73

(1) The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 922,548 shares of common stock, at a price equal to the Net Asset Value Per Share of $12.45 as of May 31, 2022, which is subject to change.
(2) Calculated as 100% of the Transaction Valuation.